FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 7, 2013

TRANSLATION

Autonomous City of Buenos Aires, November 7, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: YPF Report in accordance with Article 23 of Chapter VII.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that the Audit Committee of YPF S.A. stated that it intervened at the request of the President of the Board of Directors with respect to the request by the Directors Messrs. Luis García del Río and Carlos María Tombeur requesting that YPF S.A. deliver to them a full copy of the documents signed with subsidiaries of Chevron Corporation, in connection with the Agreement for the joint exploitation of unconventional hydrocarbons in the province of Neuquén, as duly informed as a relevant fact on July 16, 2013.

Likewise, please be advised that, on November 5, 2013 and after having complied with the procedures established for such purpose, the Audit Committee issued an opinion based on the terms of paragraph h) of Article 110 of Law 26,831.

Taking into account the link between such directors and the company Repsol S.A.—which has expressed an interest contrary to that of YPF S.A. with respect to the conclusion and execution of such Agreement through the initiation of several lawsuits—the Audit Committee resolved, in pertinent part:

“To opine, in the exercise of the authority granted by paragraph h) of Article 110 of Law 26,831, that the Directors Luis García del Río y Carlos María Tombeur are involved in a conflict of interest situation with respect to those matters in which the interests of the Repsol Group are in conflict with those of YPF in general, and in particular, with respect to the execution of and access to information related to the Agreement between YPF and its affiliates and Chevron Corp and its affiliates, approved by the Board of Directors of YPF on July 16 of the current year.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 7, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer